May 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C.  20549-4631

Attention:Jan Woo, Legal Branch Chief

Mitchell Austin, Staff Attorney

Re:Acceleration Request of Smith Micro Software, Inc.

Registration Statement on Form S-3, Filed May 4, 2022

File No. 333-264667

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-264667) (the “Registration Statement”), so that it will be declared effective at 5:00 p.m., Eastern time, on May 12, 2022, or as soon as practicable thereafter. The Company authorizes Brian Novosel and Jennifer Minter of Buchanan Ingersoll & Rooney PC, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-5266.

Sincerely,

Smith Micro Software, Inc.

By:      /s/ James M. Kempton

Chief Financial Officer

cc:William W. Smith, Jr., Chief Executive Officer